GREAT QUEST METALS LTD.

082-03116

08000381

SEC
Mail Processing
Section

JAN 24 2008

Washington, DC
101

January 18, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on January 18, 2008. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

Dw 1/25

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

January 18, 2008

Great Quest Intersects 75.90 Metres of 0.027% Molybdenum on the Taseko Property

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce that the objectives of the abbreviated 2007 Taseko drill program were accomplished and confirmed the Company's priorities for continued drilling later this year. The first objective was to follow the trends of both molybdenum and copper mineralization intersected in Hole 91-49, a discovery hole drilled in 1991 in the Granite Creek zone that considerably expanded the mineral potential of the property. Hole 91-49 intersected 133 metres of 0.029% molybdenum and, separately, 89 metres of 0.23% copper and 0.007 ounces per ton gold. The Granite Creek zone is 190 metres north of the Empress deposit.

To accomplish the first objective, three of the 2007 holes were drilled northwest, north and northeast of Hole 91-49. Hole 07-58, 70 metres northwest of Hole 91-49, intersected 260 metres of 0.06% copper in granitic rock. While not significant from a mining perspective, it is very important from an exploration context, in that the mineralization could be on the margin of a higher grade zone. Hole 07-59, 60 metres north of Hole 91-49, intersected granitic rock cut by five separate gabbroic-dyke units with widths ranging between 17.7 to 59.1 metres. Again, the granitic rock carries anomalous copper. Hole 07-60, collared 70 metres northeast of Hole 91-49, intersected the following molybdenum mineralization:

Drill Hole Number	Interval (metres)	Width (metres)	Molybdenum (%)
07-60	52.50 - 73.50	21.00	0.019
	94.50 - 170.40	75.90	0.027
Including	119.80 - 128.30	8.50	0.049
Including	160.00 - 169.80	9.80	0.041

The molybdenum bearing granitic rock is a much more highly altered intrusive than the copper bearing granitic rock and contains no magnetite, which occurs in both the granitic intrusive with copper and the mafic dykes in Hole 07-59. Copper mineralization tends to occur below molybdenum mineralization in the Granite Creek zone. One 14.9 metre section in Hole 07-60, from 273.4 to 288.3 metres, assayed 0.19% copper and 0.013 ounces per ton gold. Holes 07-60 and 91-49 were drilled on the western limit of an irregular, ground magnetic low anomaly which the 2007 ground magnetic survey indicates is 465 metres by up to 975 metres in area. One objective of the 2008 drilling program will be to drill test this area for molybdenum mineralization.

The second objective of the 2007 program was to define the limit of copper-gold mineralization to the north of the Empress deposit and set the stage for drilling in 2008. Hole 07-61, drilled on the northern side of the Empress, intersected a large fault and was abandoned at 106.1 metres. Copper mineralization increased in

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abundance near the bottom of the hole. Hole 07-62 was collared at the location of Hole 07-61 and drilled at -65° to the east. It intersected the Lower North zone of the Empress deposit. The zone, which is cut by a dyke from 151.5 to 164.3 metres, intersected 7.3 metres, from 144.2 to 151.5 metres, of 0.70 % copper and 0.028 ounces per ton gold above the dyke and 17.4 metres, from 164.3 to 181.7 of 0.026 % copper and 0.008 ounces per ton gold below the dyke. Hole 07-63, 60 metres west of Hole 07-61 did not intersect the Lower North zone. The last scheduled hole in the Empress area, to test the Upper and Lower North zones to the east of the Empress deposit, was not drilled due to the weather.

In 1991, a pre-feasibility study on the Empress deposit by James Askew and Associates, Inc., Mining, Geological and Geochemical Engineers, estimated in situ resources of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold, at a cut-off grade of 0.40% copper using prices of $1.00 per pound copper and $400 per ounce gold. The study was commissioned by ASARCO Incorporated, Great Quest's joint partner at the time. As that study predates NI 43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

This sets up the 2008 drill program. The objectives of the 2008 program on the Taseko property are as follows:

1. Establish a NI 43-101compliant mineral resource report on the Empress deposit;
2. Test the eastern extension of the Empress deposit, the direction in which the 76, Upper North and Lower North zones remain open;
3. Test for molybdenum mineralization in the large magnetic low southeast of Holes 07-60 and 91-49;
4. Test the copper porphyry-type Buzzer zone, some 3,300 metres east-southeast of the Empress deposit, to begin developing data for a NI 43-101 report; and
5. Test for copper porphyry-type mineralization along the series of copper soil anomalies extending 2,400 metres west of the Buzzer zone.

The 2008 analyses were carried out by ALS Chemex in North Vancouver, BC. Vangeochem Lab of Vancouver, BC completed the analysis of the samples in 1991 which consisted of FA-AA for gold and ICP for the other elements. Ellen MacNeill (P.Geol), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

The Company has flow-through funds in place to continue data analysis and preparation for the 2008 drilling program on its Taseko project. In addition, a trenching program is underway on the Bourdala gold concessions in Mali as groundwork for a RAB drilling program on at least two of the concessions in the productive West African Birimian gold belt.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President

END

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM